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                             May 4, 2021

       Daniel Zwirn
       Chief Executive Officer
       Arena Fortify Acquisition Corp.
       405 Lexington Avenue, 59th Floor
       New York, NY 10174

                                                        Re: Arena Fortify
Acquisition Corp.
                                                            Amendments No. 1
and No. 2 to Registration Statement on Form S-1
                                                            Filed on April 19,
2021 and April 27, 2021
                                                            File No. 333-254532

       Dear Mr. Zwirn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendments No. 1 and No. 2 to Registration Statement filed on April 19, 2021 and April 27,
       2021

       Exhibit 4.4, page 21

   1.                                                   We note that Section
9.3 of your warrant agreement provides that "any action, proceeding or claim against it
[the Company] arising out of or relating in any way to this Agreement shall be brought and
enforced in the courts of the State of New York or the United States
                                                        District Court for the
Southern District of New York, and irrevocably submits to such jurisdiction. The
Company hereby waives any objection to such jurisdiction and that such courts represent an
inconvenient forum." The related risk factor in your prospectus states that "Our warrant
agreement will provide that, subject to applicable law, (i) any action, proceeding or claim
against us arising out of or relating in any way to the warrant agreement, including
under the Securities Act, will be brought and enforced in the courts
 Daniel Zwirn
Arena Fortify Acquisition Corp.
May 4, 2021
Page 2
       of the State of New York or the United States District Court for the Southern District of
       New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please reconcile your disclosures with the exclusive forum provision in the warrant agreement. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.
        You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer
Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff Attorney, at 202-
551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Zwirn
                                                            Division of
Corporation Finance
Comapany NameArena Fortify Acquisition Corp.
                                                            Office of Energy &
Transportation
May 4, 2021 Page 2
cc:       Julian Seiguer
FirstName LastName